September 4, 2024

Russell Ford
Chief Executive Officer
Dynasty Parent Co., Inc.
6710 North Scottsdale Road, Suite 250
Scottsdale, AZ 85253

       Re: Dynasty Parent Co., Inc.
           Amendment No. 2 to
           Draft Registration Statement on Form S-1
           Submitted August 20, 2024
           CIK No. 0002025410
Dear Russell Ford:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
August 9, 2024 letter.

Amendment to DRS filed August 20, 2024
Key Performance Indicators and Non-GAAP Financial Measures, page 69

1. Given your response to comment 4 of our letter dated July 5, 2024, please remove your reference to liquidity in the first paragraph on page 70 or explain to us why this disclosure is appropriate.
2.     We note that within your MD&A discussion, you disclose Total Segment
Adjusted
       EBITDA. We also note your reconciliation of Total Segment Adjusted EBITDA to net income on page 71 and your disclosure that the adjustment for Unallocated Corporate
       Expenses primarily consists of costs related to executive and staff functions, including information technology, human resources, legal, finance, marketing, corporate supply
 September 4, 2024
Page 2

       chain and corporate engineering services finance, which benefit the enterprise as a whole.
       These costs are primarily related to the general management of these functions on a corporate level and the design and development of programs, policies, and procedures that are then implemented in the individual segments, with each segment bearing its own cost of implementation. This measure must comply with the Non-GAAP guidance when it is presented outside the ASC 280 required disclosures in the notes to the financial statements. In this regard, because the adjustment appears to represent normal recurring operating costs of your business, they would not be an appropriate adjustment from the
       Total Segment Adjusted EBITDA measure when that measure is disclosed within
       MD&A. See Question 100.01 of the SEC Staff   s Compliance and Disclosure
       Interpretations. Please advise or revise to remove this measure from your MD&A section.
Notes to the Audited Financial Statements
Note 24. Segment Information, page F-50

3.     We note your disclosure in Note 24, that effective May 2024, the Company
  s CODM
       reevaluated how the Company measures performance and allocates resources, and
       modified the Company   s internal reporting, budgeting and forecasting
and the
       responsibilities of his direct reports. As a result, the Company   s
previous Airlines and
       Fleets, Military, Helicopters and Energy and Business Aviation reportable segments are now combined into a new Engine Services reportable segment. The Company s
       Component Repair Services segment remains unchanged. Please provide us more explanation of why you believe it was appropriate to change from 4 reportable segments to 2 reportable segments. As part of your response, please indicate how many operating segments you currently have. In this regard, we note from your disclosure on page 111 that you continue to have a President responsible for each of the three previous segments that have been combined into the Engine Services. Please describe the role of each of these Presidents including who they report to. Also, please describe the nature of any financial information that is created by each of these three businesses, the identity of the person(s) who review this financial information and describe the nature of the financial information that is regularly reviewed by the CODM.
       Please contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing